MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 21, 2017 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2017. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;

  the Company's growth strategy;

  production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

  marketing strategies for the Company's soy, pea and canola proteins;

  development of commercial applications for soy, pea and canola protein proteins;

  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

  construction of production facilities;

  future protection of intellectual property and improvements to existing processes and products;

  regulatory approvals;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

  input and other costs;

  liquidity and working capital; and

  the ability of the Company to regain compliance with the requirements of The Nasdaq Global Market or its intention or ability to transfer to The Nasdaq Capital Market.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;

  the Company's or its licensing partner's ability to generate new sales;

  the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

  the Company's ability to control costs;

  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

  market acceptance and demand for the Company's products;

  the successful execution of the Company's business plan;

  achievement of current timetables for product development programs and sales;

  the availability and cost of labour and supplies;

  the availability of additional capital; and

  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

  the condition of the global economy;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

  market acceptance of the Company's products;

  changes in product pricing;

  changes in the Company's customers' requirements, the competitive environment and related market conditions;

  product development delays;

  changes in the availability or price of labour and supplies;

  the Company's ability to attract and retain business partners, suppliers, employees and customers;

  changing food or feed ingredient industry regulations;

  the regulatory regime;

  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

  the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein® and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 216 issued patents worldwide, including 64 issued U.S. patents, and in excess of 350 additional patent applications, 47 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

CONVERTIBLE NOTE

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of PT International Development Corporation Limited (“PT International” or the “Lender”), formerly ITC Corporation Limited, a company that has significant influence over Burcon, for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of $1.9 million. The Note has a term of three years (the “Maturity Date”) and bears interest at 8% per annum, compounded monthly. The Principal Amount and the accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note, or voluntary prepayment by the Company. The Lender may convert the Principal Amount in whole or in part at $4.01 per common share at any time commencing on or after July 1, 2016 and up to and including the Maturity Date. Burcon has the right, before the Maturity Date, with notice as set out in the Note, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%. Subject to the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of the common shares at a conversion price equal to the market price as defined in the Note.

The conversion option was recorded as a derivative liability. Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of derivative liability in the consolidated statement of operations and comprehensive loss.

Pursuant to the terms of the Note, the conversion price had to be adjusted upon the occurrence of the 2016 Rights Offering (see next section below). Therefore, the conversion price of the Note was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016 from $4.01 per share to $3.99 per share.

Burcon incurred transaction costs of $77,655 related to this Note, including $58,376 incurred up to March 31, 2016 that was recorded as deferred financing costs. Of these costs, $7,366 has been recorded as financing expense for the year ended March 31, 2017, being the portion related to the derivative liability component of the convertible note.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. The initial fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years. The initial fair value of the net derivative liability was estimated at $189,705 as at the issue date of the Note. The assumptions as at March 31, 2017 were as follows: expected volatility of 62%, expected dividend per share of nil; risk-free rate of 0.76%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 2.1 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. As at March 31, 2017 the fair value of the net derivative liability was estimated to be $94,892 and the change (decrease) in fair value of $94,813 was recorded for the year ended March 31, 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

RIGHTS OFFERINGS

2016 Rights Offering

On November 30, 2016, the Company completed a rights offering (the “2016 Rights Offering”) for 1,990,708 shares at $2.58 per common share for gross proceeds of $5.1 million and net proceeds of $5.0 million. Burcon issued to each holder on November 3, 2016 one transferable right (a “2016 Right”) for each common share held. Every eighteen 2016 Rights entitled a holder to purchase one common share at a price of $2.58. In connection with the 2016 Rights Offering, Burcon entered into a standby commitment agreement (the “2016 Standby Commitment”) with PT International, and Mr. Allan Yap (“Mr. Yap”), the Company’s Chairman and Chief Executive Officer. Pursuant to the 2016 Standby Commitment Agreement, PT International and Mr. Yap (the “2016 Guarantors”) agreed, subject to certain conditions, to purchase from Burcon such number of common shares that were available to be purchased, but not otherwise subscribed for under the 2016 Rights Offering, that would have resulted in 1,990,708 common shares being issued under the 2016 Rights Offering. As consideration for the 2016 Standby Commitment, the 2016 Guarantors are entitled to receive share purchase warrants (the “2016 Standby Warrants”) to acquire up to 497,677 common shares at an exercise price of $2.58 per common share that are exercisable up to November 30, 2018. In accordance with the policies of the TSX, the issuance of the 2016 Standby Warrants to the 2016 Guarantors is subject to shareholder approvals at Burcon’s annual general meeting, expected to be held in September 2017. If the Company fails to obtain the requisite shareholder approvals, the Company will pay to the 2016 Guarantors a cash fee in the aggregate of $102,721 as compensation for the 2016 Standby Commitment. The 2016 Standby Commitment Agreement gave rise to a financial asset and liability, which have been initially recorded as a derivative asset and liability of $102,721, respectively, with the change in fair value to be recorded through profit and loss. As the 2016 Rights Offering was over-subscribed, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment, and therefore the change in the fair value of the derivative asset of $102,721 has been recognized as financing expense within general and administrative expenses during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

2015 Rights Offering

On April 30, 2015, the Company completed a rights offering for 1,552,044 common shares at $2.26 per common share (the “2015 Rights Offering”) for gross proceeds of $3.5 million, with net proceeds of $3.4 million. Burcon issued to each shareholder as of April 2, 2015 one transferable right (the “2015 Right”) for each common share held. Every twenty-two 2015 Rights entitled the holder to purchase one common share in the Company for $2.26 per common share. Subject to certain conditions, three corporate shareholders (the “2015 Guarantors”), including PT International, each agreed to provide a standby guarantee (the “2015 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering. As the 2015 Rights Offering was over-subscribed, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment. As consideration for the 2015 Standby Commitment, the 2015 Guarantors received share purchase warrants (the “2015 Standby Warrants”) entitling the 2015 Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that are exercisable up to April 30, 2017. In accordance with the policies of the TSX, the issuance of the Standby Warrants to the Guarantors was subject to shareholder approvals, which were received at the annual general meeting held on September 3, 2015.

Pursuant to the terms of the warrant certificates issued to the 2015 Guarantors of the 2015 Rights Offering, the exercise price had to be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2016 Rights Offering, the exercise price of 2015 Standby Warrants was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016, from $2.26 per share to $2.25 per share. The Company has recorded $2,172 during the current year for this adjustment. These warrants expired unexercised on April 30, 2017.

2014 Rights Offering

Pursuant to the terms of the warrant certificates issued to the guarantors of the rights offering completed in April 2014 (the “2014 Rights Offering), the exercise price and number of shares purchasable were required to be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2015 Rights Offering, the warrants from the 2014 Rights Offering were adjusted effectively immediately on April 2, 2015. The original number of warrants issued to acquire up to 232,534 common shares was adjusted to 235,880 and the original exercise price of $2.82 per share was adjusted to $2.78 per share. The Company recorded $7,118 during the first quarter of Fiscal 2016 for this adjustment. In March 2016, PT International exercised its warrants to acquire 120,629 common shares and the balance of the warrants to acquire 115,251 common shares expired unexercised on April 2, 2016.

The net proceeds from the rights offerings and the Note have been used and will continue to be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies and pursue new related products; negotiating terms and securing a strategic alliance for the commercialization of Burcon’s pea protein extraction and purification technology; fund activities associated with Burcon’s obligations under the License and Production Agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) for the commercialization of Burcon’s CLARISOY™ soy protein; filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; continued research and development of Burcon’s other protein extraction and purification technologies; and general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Pea protein is increasing in popularity as a plant-based protein ingredient that can be used in a wide variety of food products. One of the reasons is that pea protein is able to deliver functionality and protein nutrition to products without the issues of allergenicity and genetic modification that may be present with other proteins. Compared to other plant-based proteins, pea proteins are also more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

Despite peas and pea protein being widely accepted and consumed, Burcon has, in the process of discussions with potential strategic partners, been informed by major food and beverage manufacturers that they require all of its procured ingredients to be Generally Regarded as Safe (“GRAS”) approved to ensure consistent quality safety in their end-products. As of the date of this MD&A, Burcon has successfully obtained self-affirmed GRAS status for its Peazazz® pea protein products and is in the process of finalizing its submission to the U.S. Food and Drug Administration (“FDA”) for GRAS notification. Similar to Burcon’s GRAS notification for its canola proteins, the FDA will review Burcon’s submission and either respond with further challenge to Burcon’s safety claims or respond with a no objection letter.

During the year, the Winnipeg Technical Centre (“WTC”) focused on optimizing the process to improve the protein content and flavour of the Peazazz® pea protein products, as well as to improve production economics. Our laboratory conducted testing and sensory evaluation on products produced. Burcon also continued its discussions with a select group of potential partners with respect to commercializing of Peazazz® and provided significant quantities of samples to these partners. Burcon is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

CLARISOY™

Through its Soy Agreement with Burcon, ADM has an exclusive license to produce, market and sell CLARISOY™ soy protein worldwide. In November 2016, ADM confirmed that it has fully commissioned the first full-scale CLARISOY™ production facility at its North American headquarters in Decatur, Illinois.

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

After ADM’s acquisition of WILD Flavors GmbH in 2014, it formed a new business unit, WILD Flavors and Specialty Ingredients, which includes ADM’s own specialty ingredients food and wellness division. The CLARISOY™ portfolio is being produced, marketed and sold by this new business unit. Their marketing activities were supported by CLARISOY™ samples produced at ADM’s semi-works plant for market-building activities, and for product development by ADM’s global customer base.

At the SIAL (Salon International de L’alimentation) tradeshow held in Paris, France in October 2016, ADM presented vegan protein power drinks and dessert toppings made with CLARISOY™, responding to the growing demand for natural products with natural flavors as part of a well-balanced and health-conscious diet. ADM again featured beverages containing CLARISOY™ at the Gulfood Manufacturing show held in Dubai in November 2016.

For the fourth year in a row, ADM featured CLARISOY™ at the 2016 Institute of Food Technologists (“IFT”) Food Expo in Chicago, IL since the initial launch in 2013. ADM demonstrated three products containing CLARISOY™ and only ADM ingredients: Vegan Choco-Nut Protein Smoothie – a smoothie containing 17g of soy protein where the primary protein source was CLARISOY™; Non-Dairy Triple Berry Greek-Style Yogurt Alternative – a Greek-style yogurt containing 12g of protein where CLARISOY™ was the sole protein source; Spiced Apple Drinkable Yogurt with Immunel™ - a drinkable yogurt containing 4g of soy protein where CLARISOY™ was again the sole protein source. ADM demonstrated its ability to formulate these products without the use of any dairy ingredient.

At the 2015 IFT, ADM featured CLARISOY™ in three products containing variations of CLARISOY™: Caramel Coconut Cold Brew Coffee – a dairy-free ice-blended coffee containing 5g of soy protein and 5g of fiber; Iced Cinnamon Roll Protein Smoothie – a smoothie drink containing 17g of protein, where CLARISOY™ was the primary protein source, and 5g of fiber; and a Vegan Rich Vanilla Soft Serve – a lactose-free “ice-cream” containing 4g of protein where CLARISOY™ was the sole protein source. These products showcased CLARISOY™ as a dairy protein alternative that is a plant-based protein with a clean flavor profile.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

Since the launch of CLARISOY™ 100, ADM has launched several CLARISOY™ variants. The following table summarizes the CLARISOY™ product lines marketed by ADM:

Product Line	Product Characteristics	Transparent	Applications
CLARISOY™ 100	High viscosity	Yes	Low pH beverage systems
CLARISOY™ 110	Low viscosity	Yes	Low pH shots
High protein meal replacement beverages
Collagen replacement
CLARISOY™ 120	Agglomerated High viscosity	Yes	Powdered
Low Protein
Low pH beverages
CLARISOY™ 150	High viscosity	No	Low pH beverage systems
Coffee creamers
CLARISOY™ 170	High viscosity	No	Neutral pH for dairy protein replacement
CLARISOY™ 180	Low viscosity	No	Neutral pH for high protein replacement beverages

During the year, the WTC carried out certain work both at the lab and the production process to improve the final products.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY™. Previously deferred initial license fees from ADM were fully amortized during the year. During the year ended March 31, 2017, Burcon recorded royalty revenues of $87,839 (2016 - $106,390; 2015 - $105,387). While ADM has announced that it has successfully commissioned the first full-scale commercial CLARISOY™ production facility, future sales and royalties cannot be ascertained at this time.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

During the year, Burcon carried out work to further the development of a new plant-based protein process, as well as limited research work on protein extraction from various plant sources to explore potential new commercial and patenting opportunities. Burcon’s extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax and hemp. The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients. Burcon intends to explore these opportunities in the near future.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the year, Burcon was granted two U.S. patents covering the technologies for the production of CLARISOY™ soy protein. Subsequent to the year-end, Burcon was granted two additional U.S. patents covering technologies for the production of CLARISOY™ and Peazazz®. The grant of the Peazazz® patent is the first to be granted for Burcon’s pea technology by the U.S. Patent and Trademark Office (“USPTO”). In addition, Burcon received two notices of allowance from the USPTO for two more patents for the production of CLARISOY™ soy protein. Burcon continued the maintenance and prosecution of its patent applications during the year ended March 31, 2017.

Burcon currently holds 64 U.S. issued patents over its canola, soy, pea and flax protein processing technologies and canola protein isolate applications, as well as patents covering composition of matter. In addition, Burcon has a further 47 patent applications currently filed with the U.S. Patent and Trademark Office.

As of the date of this MD&A, Burcon’s patents and patent applications cover over 50 distinct inventions. Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 216 issued patents covering inventions that include the 64 granted U.S. patents. Currently, Burcon has over 350 additional patent applications that are being reviewed by the respective patent offices in various countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2017	2016	2015	2014	2013

Royalty income	88	106	105	95	30
Intellectual property expenses	1,363	1,603	1,833	1,718	1,183
Research and development expenses	2,245	2,653	2,535	2,394	2,103
General and administrative expenses	2,309	2,635	2,626	2,236	2,375
Loss from operations	(5,838)	(6,785)	(6,889)	(6,253)	(5,631)
Basic and diluted loss from operations per share	(0.16)	(0.19)	(0.20)	(0.20)	(0.18)
Interest, other income and foreign exchange gain	183	215	310	291	86
Loss for the year	(5,785)	(6,570)	(6,579)	(5,962)	(5,545)
Basic and diluted loss per share	(0.16)	(0.18)	(0.20)	(0.19)	(0.18)
Total assets	6,785	4,853	6,700	5,123	10,514
Net assets	4,105	4,112	5,792	4,323	9,746
Common shares outstanding (thousands)	36,494	35,833	34,145	31,625	31,625

RESULTS OF OPERATIONS

As at March 31, 2017, Burcon has not yet generated any significant revenues from its technology. For the year ended March 31, 2017, the Company recorded a loss of $5,776,337 ($0.16 per share), as compared to $6,569,776 ($0.18 per share) in fiscal 2016 and $6,579,424 ($0.20 per share) in fiscal 2015. Included in the loss amounts for the year ended March 31, 2017 is $752,455 (2016 - $914,302; 2015 - $731,448) of stock-based compensation (non-cash) expense, interest expense of $225,163 (2016 and 2015 - $nil), change in fair value of convertible note derivative liability of $94,813 (2016 and 2015 - $nil), amortization of deferred development costs of $222,343 (2016 - $533,624; 2015 - $533,625), amortization of property and equipment of $149,885 (2016 - $126,348; 2015 - $150,329), financing expense of $112,259 (2016 - $286,935; 2015 - $357,945), unrealized foreign exchange gain of $20,642 (2016 – $44,238; 2015 - $118,642), amortization of deferred revenue of $39,097 (2016 - $93,833; 2015 - $93,833), and gain on disposal of property and equipment of $17,891 (2016 - $863; 2015 – $nil).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(in thousands of dollars)

	2017	2016	2015
Salaries and benefits	1,367	1,435	1,386
Laboratory operation	332	378	308
Amortization of deferred development costs	222	534	534
Amortization of property and equipment	147	123	147
Rent	90	91	88
Analyses and testing	65	73	65
Travel and meals	22	20	8
	2,245	2,654	2,536

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits is stock-based compensation expense of about $266,000 (2016 - $304,000; 2015 – 246,000). The decrease of about $30,000 and $39,000 in the cash portion of salaries and benefits over last year and fiscal 2015 is mainly due to an employee terminated late last year.

Laboratory operation expenses decreased by $46,000 and increased by $24,000 over last year and fiscal 2015, respectively. The WTC incurred higher repairs and maintenance costs last year due to major equipment repairs, as well as higher activity levels from the production of samples for potential partners for Peazazz®. The increase over fiscal 2015 is mainly attributed to higher equipment rental expenditures incurred this year.

Amortization of deferred development costs completed during this year.

Intellectual property expenses
(in thousands of dollars)

		Year ended March 31,
	2017	2016	2015
Patent fees and expenses	1,360	1,600	1,827
Trademark	3	3	6
	1,363	1,603	1,833

Burcon’s patent strategy is to seek protection for new technologies as well as further protecting current technologies. Patent expenditures for the year ended March 31, 2017 were lower by $240,000 over last year. During the third quarter of this year, Burcon temporarily deferred the prosecution of patent applications and the payment of maintenance fees, where possible, in order to reduce expenses during the financing period. In addition, there were fewer patent applications that entered national phase during this year, as compared to last year, and we incurred higher European registrations costs from patent applications that have been granted in Europe during fiscal 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

The decrease of $467,000 in patent expenditures over fiscal 2015 is due mainly to the deferral as noted above, as well as lower maintenance fees, primarily in the canola portfolio. In addition, there were seven patent applications that entered national phase during fiscal 2015, contributing to significantly higher expenditures that year.

From inception, Burcon has expended approximately $15.3 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

General and administrative (“G&A”) expenses
(in thousands of dollars)

		Year ended March 31,
	2017	2016	2015
Salaries and benefits	1,447	1,611	1,389
Professional fees	223	174	223
Office supplies and services	175	183	166
Investor relations	144	149	222
Financing expense	112	300	414
Other	78	72	66
Travel and meals	76	75	61
Transfer agent and filing fees	49	53	53
Amortization of property and equipment	3	3	3
Management fees	2	15	29
	2,309	2,635	2,626

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $486,000 (2016 –$610,000; 2015 - $486,000). The higher expense incurred in fiscal 2016 is due to options granted that had vested immediately.

The cash portion of salaries and benefits decreased by about $40,000 and increased by $58,000 over fiscal 2015, respectively. The decrease over last year is mainly due to the termination of an employee and certain employment changes, offset by the hiring of an administrative employee.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

The increase over fiscal 2015 is due to the same factors, as well as higher directors fees this year and salary increases effected in fiscal 2016.

Professional fees

Professional fees increased by about $49,000 over last year due mostly to an increase in financial advisory and financial consulting fees.

Financing expense

As the 2016 Guarantors were not required to fulfill their obligations under the 2016 Standby Commitment, the change in the fair value of the derivative asset of $102,721 was recognized as financing expense during this year. Burcon recorded $7,366 of financing expense during this year for the transaction costs related to the derivative liability component of the convertible note.

Similarly, the 2015 Guarantors were not required to fulfill their obligations under the 2015 Standby Commitment, and the change in the fair value of the derivative asset of $70,152 was recorded as financing expense in Fiscal 2016. The 2015 Standby Warrants issuable to the 2015 Guarantors were approved at the annual general meeting held in September 2015. Burcon estimated the fair value of the 2015 Standby Warrants to be $279,817 and recorded the amount by which the fair value of the warrants exceeded the value of the derivative liability, being $209,665, as financing expense in Fiscal 2016.

During fiscal 2015, Burcon recorded the fair value of the 2014 Standby Warrants of $357,945 as financing expense after they were approved at the annual general meeting held in September 2014.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at March 31, 2017, the Company had not earned significant revenues from its technology, had an accumulated deficit of $83.3 million (March 31, 2016 - $77.6 million). During the year ended March 31, 2017, the Company incurred a loss of $5.8 million (2016 - $6.6 million; 2015 - $6.6 million) and had negative cash flow from operations of $4.6 million (2016 - $4.9 million; 2015 - $4.8 million). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. In May 2016, the Company completed a convertible note financing for $2.0 million, with net proceeds of $1.9 million and a rights offering in November 2016 with net proceeds of $5.0 million. At March 31, 2017, the Company had cash and cash equivalents of $4.7 million. Management estimates these funds are sufficient to fund its operations to February 2018. The estimated date excludes proceeds from outstanding convertible securities and royalty revenues that may be derived from ADM’s CLARISOY™ full-scale commercial facility. If Burcon does not receive sufficient royalties from ADM under the Soy Agreement, Burcon will require additional capital beyond this date to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

During the year ended March 31, 2017, Burcon recorded royalty revenues of approximately $88,000, with just under one-half from the recognition of previously deferred initial license fees received. As noted above, ADM confirmed in November 2016 that it had successfully commissioned the first full-scale CLARISOY™ production facility. However, future royalty revenues that may be derived from the full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the year ended March 31 2017, was approximately $4,607,000, as compared to $4,883,000 last year. The decrease of $276,000 is mainly attributed to decreases in intellectual property expenses, R&D and G&A salaries and lab operation expenses offset by increases in professional fees and changes in non-cash working capital items.

At March 31, 2017, Burcon’s working capital was $4.3 million (March 31, 2016 - $2.1 million). As at March 31, 2017, Burcon was not committed to significant capital expenditures. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility. Due to the deferral of the prosecution of patent applications as a temporary cost-cutting measure during the financing period during this year and the continued deferral of certain non-core patent applications, our actual patent expenditures were $1.4 million, as compared to the originally estimated total of $1.7 million. Burcon has now resumed its full patenting activities, but is continuing to defer the maintenance fees for certain non-core patent applications. This does not affect the strength of Burcon’s patent portfolio. Burcon expects to expend $1.7 million in patent expenditures for the next twelve months.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, as well as the derivative liabilities related to the 2016 Standby Commitment and the Note.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the Note that bears interest at a fixed interest rate. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2017, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.79% per annum (2016 – 0.89% per annum; 2015 –1.22% per annum). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2017 is estimated to be a $47,000 increase or decrease in interest income per year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2017 was $2,663,579, of which $516,883 is due within the next 12 months. In addition, the Company may be required to pay $102,721 to the 2016 Guarantors if shareholder approvals are not received at the AGM that is expected to be held in September 2017 (see 2016 Rights Offering). Conditions do exist, as described in the Liquidity and Financial Position section above and in the consolidated financial statements that cast substantial doubt over the Company’s ability to continue as a going concern.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the conversion option and prepayment option related to the Note, as well as the derivative asset and liability related to the Standby Commitment, are level 3 fair values. The methods and assumptions used to determine the fair value are described in the convertible note and 2016 Rights Offering sections above.

The fair value of the Note approximate the carrying value as at March 31, 2017 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2017 and 2016:

(in thousands of dollars)
As at March 31, 2017

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
		$	$	$
Financial assets
Cash and cash equivalents	-	4,701	-	4,701
Amounts receivable	-	164	-	164
Total	-	4,865	-	4,865

Financial liabilities
Accounts payable and accrued liabilities	-	-	517	517
Convertible note	-	-	1,818	1,818
Accrued interest	-	-	147	147
Derivative liabilities	198	-	-	198
Total	198	-	2,482	2,680

As at March 31, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	2,480	-	2,480
Amounts receivable	-	152	-	152
Total	-	2,632	-	2,632

Financial liabilities
Accounts payable and accrued liabilities	-	-	702	702
Total	-	-	702	702

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2017 and 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31, 2017	March 31, 2016
U.S. Dollars (in thousands)
Cash and cash equivalents	$662	$1,378
Amounts receivable	8	7
Accounts payable and accrued liabilities	(24)	(14)
Net exposure	$646	$1,371

Canadian dollar equivalent (in thousands)	$859	$1,780

Based on the above net exposure at March 31, 2017, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $86,000 (March 31, 2016 - $178,000) in the Company’s loss from operations.

OUTSTANDING SHARE DATA

As at March 31, 2017 and the date of this MD&A, Burcon had 37,827,175 common shares outstanding and 3,341,359 stock options that are convertible to an equal number of shares at a weighted average exercise price of $4.81 per share. As at March 31, 2017, Burcon had 388,011 share purchase warrants outstanding that were convertible to an equal number of common shares at an exercise price of $2.25 per share. These warrants expired unexercised on April 30, 2017. Burcon also has a convertible note that may be converted into 501,253 common shares at an exercise price of $3.99 per common share.

QUARTERLY FINANCIAL DATA
(Derived from unaudited interim financial statements. All figures in thousands of dollars, except per-share amounts)

	Three months ended
	March 31,	December 31,	September 30,
	2017	2016	2016	June 30, 2016
Royalty, foreign exchange, interest and other income	125	186	66	57
Loss for the period	(1,364)	(1,386)	(1,447)	(1,579)
Basic and diliuted loss per share	(0.04)	(0.04)	(0.04)	(0.04)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

	Three months ended
	March 31,	December 31,	September 30,
	2016	2015	2015	June 30, 2015
Royalty, foreign exchange, interest and other income	35	104	169	14
Loss for the period	(1,610)	(1,667)	(1,540)	(1,752)
Basic and diliuted loss per share	(0.04)	(0.05)	(0.04)	(0.05)

Included in the first, third and fourth quarter loss of this year is a gain of about $28,000, $124,000 and $7,000, respectively, and a loss of $64,000 in the second quarter of this year for the change in the fair value of the derivative liability related to the Note. Also included in the first, second, third and fourth quarter loss of this year are about $143,000, $152,000, $360,000 and $98,000, respectively, of stock-based compensation expense. Similarly, included in the first, second, third and fourth quarters of fiscal 2016 are $158,000, $169,000, $389,000 and $198,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of fiscal 2016 and 2017 relate to the recognition of options granted in those quarters that had vested immediately.

Included in the first and last quarters of this year, the first and fourth quarters of fiscal 2016 are foreign exchange losses of $11,000, $12,000, $28,000 and $115,000, respectively. Included in the second and third quarters of this year and the second and third quarter of fiscal 2016 are foreign exchange gains of $26,000, $24,000, $133,000 and $72,000, respectively. Included in the third quarter of this year, first and second quarters of fiscal 2016 are non-cash financing expense of $105,000, $77,000 and $210,000, respectively. Included in the second quarter of this year is $89,000 and in the loss of each of the other quarters, except for the third quarter of this year, in the table above is $133,000 of amortization of deferred development costs.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by PT International for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the year ended March 31, 2017 is $80,241 (2016 - $74,667; 2015 - $70,224) for office space rental, and equipment rental.

For the year ended March 31, 2017, included in general and administrative expenses (management fees and financing expense) are $1,488 (2016 - $14,890; 2015 - $29,068) and $nil (2016 - $nil; 2015 - $593), respectively, for administrative services provided. At March 31, 2017, $161 (2016 - $130) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2017, included in interest and other income is $14,446 (2016 - $16,702; 2015 - $21,812) for legal and accounting services provided by the Company. At March 31, 2017, $896 (2016 - $658) of this amount is included in amounts receivable. Included in share issue costs are fees of $nil (2016 - $1,410) for administrative services provided directly for financings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

Of the warrant adjustment of $2,172 related to the 2015 Rights Offering that was recorded as financing expense, $1,111 related to the warrants issued to PT International. Similarly, of the warrant adjustment of $7,118 recorded as financing expense in Fiscal 2016, $3,640 related to the warrants issued to PT International. During Fiscal 2016, the Company issued warrants to PT International related to the 2015 Rights Offering and estimated fair value to be $143,099. Of this amount, $107,223, representing the amount by which the fair value of the 2015 Standby Warrants exceeded the value of the derivative liability, was recorded as financing expense in the prior year.

During the year ended March 31, 2015, the Company issued warrants to PT International related to the 2014 Rights Offering and recorded the estimated fair value of $183,053 as financing expense. An additional amount of $3,640 was recorded as financing expense during fiscal 2016 pursuant to the terms of the warrant certificates issued to the guarantors of the 2014 Rights Offering. PT International exercised its warrants from the 2014 Rights Offering to acquire 120,629 common shares in March 2016.

On May 12, 2016, the Company issued a convertible note to a wholly-owned subsidiary of PT International.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) and interpretations issued by the IFRS IC.

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation as well as the derivative liability related to the 2016 Standby Commitment and the derivative liability related to the Note (see notes 6 and 7 to the consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of deferred development costs and goodwill.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS Interpretations Committee.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of IFRS 9 and IFRS 15. The Company is currently assessing the impact of IFRS 16.

NASDAQ LISTING

On June 8, 2017, the Company received a letter the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with Listing Rule 5450 (b)(2), which requires the listed securities of the Company to maintain a minimum market value of US$50 million. The Company has not met this requirement for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of the Company's common shares, and the shares will continue to trade uninterrupted under the symbol "BUR."

The Company has a compliance period of 180 calendar days, or until December 5, 2017, to regain compliance with Nasdaq’s minimum market value of listed securities requirement. If at any time during the compliance period the Company’s market value of listed securities closes at US$50 million or more for a minimum of 10 consecutive business days, the Nasdaq will provide Burcon with a written confirmation of compliance and the matter will be closed.

Burcon’s management is reviewing various options available to the Company, including regaining compliance and continued listing on The Nasdaq Global Market or applying for a transfer to The Nasdaq Capital Market.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

EMERGING GROWTH COMPANY STATUS

As a U.S. listed public company with less than US$1 billion in gross revenue, we continue to qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

As the shares issued in the rights offering completed on April 2, 2014 were registered in the United States, Burcon will no longer qualify as an EGC after March 31, 2020. For the year ending March 31, 2021, the Company will require a public company’s registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2017 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. They have evaluated and determined these internal controls and procedures over financial reporting as at March 31, 2017 and concluded they are effective. They have also concluded that there were no significant changes in the ICFR that occurred during the year ended March 31, 2017 that could have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and ICFR.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2017 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

Patents and proprietary rights – Burcon’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 216 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 64 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – In November 2016, Burcon announced that ADM had successfully commissioned the first full-scale commercial CLARISOY™ production facility. There can be no assurance that ADM will be able to successfully market and sell the products produced from this facility to provide meaningful royalties to Burcon. Burcon is dependent on ADM to commercialize its CLARISOY™ soy protein. In addition, Burcon has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate significant revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. While Burcon has been in discussions with potential strategic partners for the commercialization of Peazazz®, no strategic alliance has been formed as at the date of this MD&A. Moreover, the rising popularity of pea proteins has resulted in more companies entering the market to produce pea proteins that could compete with Burcon’s Peazazz® pea protein. Burcon must also secure a strategic partner for its canola protein isolates. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $83.3 million from its date of incorporation through March 31, 2017. While ADM has successfully commissioned the first full-scale commercial CLARISOY™ production facility, Burcon has not yet reported significant cash royalty revenue. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these future royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its product application trials. Burcon expects to continue to incur substantial losses for the foreseeable future. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $71.3 million from the sale or issuance of equity securities and $2.0 million from the issuance of a convertible note. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at March 31, 2017, Burcon had approximately $4.7 million in cash and cash equivalents. Burcon believes that it has sufficient capital to fund the current level of operations through February 2018. Although Burcon has sufficient funds to operate until February 2018, it will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials. Therefore, conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. Although The inherent risk in investing in early stage companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

Nasdaq listing – as noted above, the Company received a letter from Nasdaq on June 8, 2017 notifying the Company that it is not in compliance with the listing requirement of maintaining a minimum market value of US$50 million. While Burcon’s management is reviewing various options available to the Company, including regaining compliance and continued listing on the Nasdaq Global Market or applying for a transfer to The Nasdaq Capital Market, there can be no assurance that the Company will be able to regain compliance and continued listing on the Nasdaq Global Market or be able to meet the listing requirements of The Nasdaq Capital Market. A delisting of our common shares from The Nasdaq Global Market or the inability to transfer the listing to The Nasdaq Capital Market would negatively impact Burcon because it: (i) would reduce the liquidity, and possibly the market price, of our common shares; (ii) could reduce the number of US investors willing to hold or acquire our common shares, which could negatively impact Burcon’s ability to raise equity financing; and (iii) would limit Burcon’s ability to use certain types of registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Company from accessing the U.S. public capital markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2017, 2016 and 2015

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its Peazazz® pea protein technology.

Pea

Burcon’s goal is to identify additional multi-national food ingredient providers to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein products.

Canola and other

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes with the goal of its use in nutritional supplements, meal replacement products and high-protein food and beverages. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein® and Puratein® canola protein isolates as well as for Burcon’s specialty proteins, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.